Company Letterhead

Friday, March 7, 2003

Mr Joseph Connor

JPMorgan Chase Bank

1 Chase Manhattan Plaza, 40th Floor

New York, NY 10081

Dear Mr. Connor:

By this letter, and pursuant to Section 13 of the Deposit Agreement and paragraph 15 of the Form of ADR annexed thereto as Exhibit A dated as of December 10, 1996 (the "Deposit Agreement") among Eidos plc (the "Company"), JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York), as Depositary, and the holders from time to time of American Depositary Receipts issued thereunder, the Company hereby removes JPMorgan Chase Bank as Depositary under the Deposit Agreement and appoints The Bank of New York ("BNY") as successor Depositary thereunder.  Capitalized terms used, but not defined, herein shall have the meanings ascribed to them in the Deposit Agreement.  By execution of this letter by BNY in the space provided below, BNY accepts its appointment as successor Depositary under the Deposit Agreement, effective on a date of which BNY will notify you (the "Succession Date"), and agrees to be bound by the terms of this letter and to perform its obligations set forth herein.

In connection with this appointment and in accordance with Section 13 of the Deposit Agreement and in confirmation of the provisions of the foregoing paragraph, the Company directs JPMorgan Chase Bank to transfer BNY all of JPMorgan Chase Bank's rights and powers under the Deposit Agreement, to duly assign, transfer, and deliver all right, title, and interest in the Deposited Securities to BNY, and to deliver to BNY a list of the Holders of all outstanding American Depositary Receipts on the books for the registration of transfer thereof maintained by JPMorgan Chase Bank effective on the Succession Date.  By execution of this letter by JPMorgan Chase Bank in the space provided below, JPMorgan Chase Bank effects such assignment and transfer and agrees to effect such deliveries.

By this letter, the Company and BNY remove JPMorgan Chase Bank as registrar for the registry of ADRs or ADSs evidenced thereby on any stock exchanges or securities markets in the United States, effective on the Succession Date, and BNY hereby agrees to act as substitute registrar effective on the Succession Date.

By separate letter, BNY will provide you with the first requests for information in order to ensure a smooth transition for our ADR holders.  Effective on the Succession Date, JPMorgan Chase Bank's custodian, acting as agent for JPMorgan Chase Bank as the original Depositary, shall cease to act as Custodian and a Custodian or Custodians appointed by BNY shall become the substitute Custodian.  BNY will be in contact with you and your current Custodian regarding delivery of the Deposited Securities and any relevant records to the substitute Custodian.

The Bank of New York will mail notice of its appointment to the record holders of ADRs on or as promptly as practicable after the Succession Date in the manner provided in Section 17 of the Deposit Agreement and accordingly will be in further touch with you for these purposes.

The Bank of New York will absorb your reasonable out-of pocket expenses in connection with the transition.  We understand that you will not, and by JPMorgan Chase Bank's execution of this letter JPMorgan Chase Bank confirms that it will not, charge the Company or any Holder any fees or any additional expense or other charges associated with this change of Depositaries.

Please execute both of the enclosed copies of this letter in the same provided below and return them to me.

We look forward to your cooperation in this matter.

Yours sincerely, Eidos plc By: /s/ Michael Arnaouti Title: Company Secretary The Bank of New York By: /s/ M.A. Wilson Name: M.A. Wilson Title: Vice President
JPMorgan Chase Bank By:_____________________________ Name: Title: